UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed

Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sogou Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

83409V104

(CUSIP Number)

Timothy B. Bancroft

Goulston & Storrs PC

400 Atlantic Avenue

Boston, MA 02110

Tel: (617) 574-3511

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 5 Pages)

CUSIP NO. 83409V104	13D	PAGE 2 OF 5 PAGES

1.	NAME OF REPORTING PERSON Charles Zhang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) n/a
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 83409V104	13D	PAGE 3 OF 5 PAGES

Amendment No. 1 to Schedule 13D

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D filed by Dr. Charles Zhang (“Dr. Zhang”) with the Securities and Exchange Commission (the “SEC”) on August 3, 2020 (the “Initial Statement”).

Item 4.	Purpose of the Transaction.

Item 4 of the Initial Statement is hereby supplemented as follows:

On September 23, 2021, the Issuer completed the merger (the “Merger”), contemplated by an Agreement and Plan of Merger, dated September 29, 2020 and amended on December 1, 2020 and further amended on July 19, 2021 (as so amended, the “Merger Agreement”), by and among the Issuer, THL A21 Limited (“THL”), TitanSupernova Limited (“Parent”), and Tencent Mobility Limited (“TML”) (THL, Parent, and TML, each of which is or was a direct or indirect wholly-owned subsidiary of Tencent Holdings Limited (“Tencent”)), in which Parent was merged with and into the Issuer, with the Issuer continuing as the surviving company. As a result of the Merger, the Issuer ceased to be a publicly-traded company and became a privately-held company wholly owned indirectly by Tencent.

Pursuant to the Merger Agreement, all the Class A ordinary shares, par value $0.001 per share, of the Issuer (“Class A Ordinary Shares”), including Class A Ordinary Shares represented by American depositary shares (“ADSs”), that were issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than the Excluded Shares (as defined in the Merger Agreement) and ADSs representing the Excluded Shares, were cancelled, and ceased to exist, in exchange for the right of the holders thereof to receive $9.00 in cash per Class A Ordinary Share or $9.00 in cash per ADS, as applicable.

As a result of the Merger, trading of the Issuer’s ADSs on the New York Stock Exchange (the “NYSE”) has been suspended and the NYSE has filed with the SEC a Form 25 (the “Form 25”) notifying the SEC of the NYSE’s withdrawal of the ADSs from listing on the NYSE and intention to withdraw the Class A Ordinary Shares from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Issuer intends to file with the SEC, 10 days after the NYSE filed the Form 25, a Form 15 suspending the Issuer’s reporting obligations under the Exchange Act and withdrawing the registration of the Class A Ordinary Shares under the Exchange Act. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. The Issuer’s obligations to file with or furnish to the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration of the Class A Ordinary Shares becomes effective.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

CUSIP NO. 83409V104	13D	PAGE 4 OF 5 PAGES

(a)-(b)	As a result of the Merger, as described in Item 4 of this Amendment, Dr. Zhang does not beneficially own any Class A Ordinary Shares or have any voting power or dispositive power over any Class A Ordinary Shares.

(c)	Except as set forth in Item 4 of this Amendment, Dr. Zhang has not effected any transaction in the Class A Ordinary Shares during the past 60 days.

(d)	Not applicable.

(e)	September 23, 2021

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial Statement is hereby supplemented as follows:

The transactions contemplated by a Share Purchase Agreement, dated September 29, 2020 and amended on December 1, 2020 and further amended on July 19, 2021, by and among Sohu.com Limited, Sohu.com (Search) Limited (“Sohu Search”), and Parent, providing for Sohu Search’s sale to Parent of all of the Class A Ordinary Shares and Class B ordinary shares, par value of $0.001 per share, of the Issuer owned by Sohu Search (the “Sohu/Tencent Sogou Share Purchase”) were completed on September 23, 2021, shortly prior to the completion of the Merger. A Voting Agreement, dated as of September 16, 2013 and amended as of August 11, 2017, by and among the Issuer; Sohu Search; Photon Group Limited, a British Virgin Islands company which is Dr. Zhang’s investment fund; and the other parties thereto automatically terminated upon the completion of the Sohu/Tencent Sogou Share Purchase.

CUSIP NO. 83409V104	13D	PAGE 5 OF 5 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2021

/s/ Charles Zhang
Charles Zhang